UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Q2 2026 Earnings Results

I. Performance in Q2 2026 – IFRS Consolidated Financial Data

Item				(Unit : KRW M)
	Q2 '26	Q1 '26	Q2 '25	QoQ	YoY
A. Financial Performance
Revenues	5,612,063	5,534,002	5,586,956	1%	0%
Operating Income	-107,728	146,719	-116,033	Turned to deficit	7%
Income before Tax	-459,142	-522,211	991,898	12%	Turned to deficit
Net Income	-418,831	-575,714	890,771	27%	Turned to deficit

II. IR Event of Q2 2026 Earnings Results

1. Provider of Information: IR Team

2. Participants: Domestic and International Institutional investors, Individuals,

Analysts, Media, etc.

3. Purpose: To present Q2’26 Earnings Results of LG Display

4. Date & Time: 10:00 AM on July 22, 2026 (KST)

5. Venue & Method: Earnings release conference call in Korean/English

- Please refer to the website of LG Display Co., Ltd. at

www.lgdisplay.com/eng

6. Contact Information

1) Main Contact for Disclosure-related Matters:

Seunghyun Pyun, IR Manager, IR Team (82-2-3777-1010)

2)
Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.
Please note that the presentation material for Earnings Results is accessible on the website of
LG Display Co., Ltd. at www.lgdisplay.com/eng
ii.
Please note that the financial data included are prepared on a consolidated IFRS basis.
iii.
Financial data for Q2’26 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG Display Reports Second Quarter 2026 Results

SEOUL, Korea (Jul. 22, 2026) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2026.

1.
Revenues in the second quarter of 2026 increased by 1% to KRW 5,612 billion from KRW 5,534 billion in the first quarter of 2026 and rose 0.5% compared to KRW 5,587 billion in the second quarter of 2025.
2.
Operating loss in the second quarter of 2026 was KRW 108 billion, compared to the operating profit of KRW 147 billion in the first quarter of 2026 and with the operating loss of KRW 116 billion in the second quarter of 2025.
3.
EBITDA in the second quarter of 2026 was KRW 872 billion, compared with EBITDA of KRW 1,141 billion in the first quarter of 2026 and KRW 1,054 billion in the second quarter of 2025.
4.
Net loss in the second quarter of 2026 was KRW 419 billion, compared to the net loss of KRW 576 billion in the first quarter of 2026 and with the net profit of KRW 891 billion in the second quarter of 2025.

LG Display announced today that it continued its profitability in the first half of 2026, maintaining the company’s positive earnings momentum. It recorded cumulative revenues of KRW 11.15 trillion and an operating profit of KRW 39 billion on a consolidated basis for the first half of 2026, returning to profitability compared to the same period last year, when it posted revenues of KRW 11.65 trillion and an operating loss of KRW 82.6 billion.

For the second quarter of 2026, the company recorded revenues of KRW 5.61 trillion and an operating loss of KRW 107.7 billion.

The first half is traditionally a slower season for the display industry, as set manufacturers adjust component inventories ahead of new product launches in the second half of the year. In addition, the second quarter reflected one-off expenses associated with workforce efficiency measures.

Despite these factors, LG Display improved its first-half operating results by KRW 121.6 billion compared to the same period last year, successfully minimizing the impact of seasonal demand weakness and one-time costs. The performance reflects tangible progress in advancing its OLED-centered business portfolio based on its technology leadership.

In the second half of the year, LG Display plans to further strengthen its business competitiveness by securing best-in-class technologies and advancing technology-driven cost innovation. In particular, beyond conventional cost reduction efforts, the company will maximize efficiency across the entire value chain – from development and manufacturing to production – through technology innovation centered on AI Transformation (AX). LG Display thus aims to fundamentally enhance its business structure and sustain growth by delivering differentiated customer value.

In its small and mid-sized business, the company will strengthen its competitiveness by focusing on high-end products built on its differentiated technological advantages. At the same time, it plans to respond flexibly to changing market conditions by maximizing its stable technology, development, and mass production capabilities.

In its large-sized business, LG Display will further expand its leadership in the premium market by leveraging a product lineup that combines differentiated technologies with cost competitiveness. As the monitor market continues to transition from LCD to OLED, the company plans to strengthen its portfolio of high value-added products, including Gaming OLED monitor panels, while expanding shipment volumes.

“Excluding one-time factors, our underlying business profitability stayed positive in the second quarter,” said Sung-hyun Kim, CFO of LG Display. “In the second half, we will continue improving our annual performance by advancing cost innovation and further strengthening our business competitiveness, while establishing a more stable and sustainable profit structure.”

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on July 22, 2026 starting at 10:00 AM Korea Standard Time (KST) to announce the first quarter of 2026 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2026Q2 eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, automobiles, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 53,049 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts,

including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

JeeHae Choi

Email: ir@lgdisplay.com

Media Contact:

Joo Yeon Jennifer Ha, Team Leader, Global PR Team

Email: hjy05@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 22, 2026 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division